January 2014 Pricing Sheet dated January 24, 2014 relating to Preliminary Terms No. 83 dated January 14, 2014 Registration Statement No. 333-177923 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

PLUS Based on the Performance of an Equally Weighted Basket of Three Commodities and Futures Contracts on Two Commodities due February 27, 2015
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS — JANUARY 24, 2014
Issuer:	JPMorgan Chase & Co.
Basket:	Basket Components	Bloomberg ticker symbol	Weighting
	Gold	GOLDLNPM	20%
	Platinum	PLTMLNPM	20%
	Palladium	PLDMLNPM	20%
	Soybean futures contracts	S 1 or S 2	20%
	WTI crude oil futures contracts	CL 1 or CL 2	20%
Aggregate principal amount:	$5,855,000
Payment at maturity:	If the final basket value is greater than the initial basket value, for each $1,000 stated principal amount PLUS,
	$1,000 + leveraged upside payment
	In no event will the payment at maturity exceed the maximum payment at maturity.
	If the final basket value is less than or equal to the initial basket value, for each $1,000 stated principal amount PLUS,
	$1,000 × basket performance factor
	This amount will be less than or equal to the stated principal amount of $1,000 per PLUS.

The payment at maturity is subject to the impact of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 2-I and in “Risk Factors — We may accelerate your PLUS if a commodity hedging disruption event occurs” in these preliminary terms.

Leveraged upside payment:	$1,000 × leverage factor × basket percent increase
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Initial basket value:	Set equal to 100 on the pricing date
Final basket value:	The basket closing value on the valuation date
Leverage factor:	200%
Basket performance factor:	final basket value / initial basket value
Maximum payment at maturity:	$1,237.00 (123.70% of the stated principal amount) per PLUS
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS (see “Commissions and issue price” below)
Pricing date:	January 24, 2014
Original issue date (settlement date):	January 29, 2014
Valuation date:
February 24, 2015, subject to adjustment for non-trading days or certain market disruption events and as described under “Description of Notes — Postponement of a Determination Date — Least Performing Component Notes or Basket Notes” in the accompanying product supplement no. 2-I

Maturity date:
February 27, 2015, subject to postponement for certain market disruption events and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 2-I or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 2-I.

CUSIP / ISIN:	48126NTR8 / US48126NTR88
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
	Terms continued on the following page
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per PLUS	$1,000	$20	$980
Total	$5,855,000.00	$117,100.00	$5,737,900.00
(1)	See “Additional Information about the PLUS — “Use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the PLUS.
(2)
JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $20 per $1,000 stated principal amount PLUS it receives from us to Morgan Stanley Smith Barney LLC.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 2-I.

The estimated value of the PLUS on the pricing date as determined by JPMS was $967.80 per $1,000 stated principal amount PLUS.  See “Additional Information about the PLUS — JPMS’s estimated value of the PLUS” in the accompanying preliminary terms for additional information.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, related product supplement no. 2-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the PLUS” at the end of the accompanying preliminary terms.

Preliminary terms no. 83 dated January 14, 2014: http://www.sec.gov/Archives/edgar/data/19617/000095010314000255/dp43148_fwp-ps83.htm
Product supplement no. 2-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

PLUS Based on the Performance of an Equally Weighted Basket of Three Commodities and Futures Contracts on Two Commodities due February 27, 2015
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities

Terms continued from previous page:
Basket closing value:	The basket closing value on the valuation date will be calculated as follows: 100 × [1 + sum of (component return of each basket component × weighting of each such basket component)]
Component return:	(final component price – initial component price) / initial component price
Initial component price
With respect to each basket component, the component price of that basket component on the pricing date which was $1,267 for gold, $1,443 for platinum, $745 for palladium, 1,284.75¢ for soybean futures contracts and $96.64 for WTI crude oil futures contracts

Final component price:	With respect to each basket component, the component price of that basket component on the valuation date
Component price:
With respect to gold, on any relevant day, the official afternoon fixing price of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars per troy ounce, as determined by the market in London on which members of the LBMA quote prices for buying and selling of gold (Bloomberg symbol: “GOLDLNPM” <Comdty>) on that day.

With respect to platinum, on any relevant day, the official afternoon fixing price of platinum for delivery in Zurich through a member of the London Platinum and Palladium Market (the “LPPM”) authorized to effect such delivery, stated in U.S. dollars per troy ounce gross, as determined and quoted on the LPPM (Bloomberg symbol:“PLTMLNPM” <Comdty>) on that day.

With respect to palladium, on any relevant day, the official afternoon fixing price of palladium for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars per troy ounce gross, as determined and quoted on the LPPM (Bloomberg symbol: “PLDMLNPM” <Comdty>) on that day.

With respect to soybean futures contracts, on any relevant day, the official settlement price per bushel of deliverable-grade soybeans on the Chicago Board of Trade (the “CBOT”) of the first nearby month futures contract, stated in U.S. cents, as made public by the CBOT (Bloomberg symbol: “S 1” <Comdty>), provided that if that day is within the notice period for delivery of soybeans under that futures contract or if that day falls on the last trading day of the first nearby month futures contract (all pursuant to the rules of the CBOT), the second nearby month futures contract (Bloomberg symbol: “S 2” <Comdty>) on that day.

With respect to WTI crude oil futures contracts, on any relevant day, the official settlement price per barrel on the New York Mercantile Exchange (the “NYMEX”) of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, as made public by the NYMEX (Bloomberg symbol: “CL1” <Comdty>), provided that if that day falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract (Bloomberg symbol: “CL2” <Comdty>) on that day.

January 2014	Page 2